UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

SCIENTIFIC GAMES CORPORATION

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

80874P109

(CUSIP Number)

September 10, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:

Taylor H. Wilson, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219-7673

(214) 651-5000

CUSIP No. 80874P109

1.	Names of reporting persons. Stone House Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 7,000,000 (1)
	7.	Sole dispositive power 0
	8.	Shared dispositive power 7,000,000 (1)
9.	Aggregate amount beneficially owned by each reporting person 7,000,000 (1)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 7.9% (1) (2)
12.	Type of reporting person (see instructions) OO, IA

(1)	Includes 4,000,000 shares of Class A Common Stock underlying call options that are currently exercisable or become exercisable within 60 days.
(2)	Based on 84,829,084 shares of Class A Common Stock of the issuer outstanding as of October 28, 2014, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 that was filed by the issuer with the Securities and Exchange Commission on November 4, 2014.

CUSIP No. 80874P109

1.	Names of reporting persons. SH Capital Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 7,000,000 (1)
	7.	Sole dispositive power 0
	8.	Shared dispositive power 7,000,000 (1)
9.	Aggregate amount beneficially owned by each reporting person 7,000,000 (1)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 7.9% (1) (2)
12.	Type of reporting person (see instructions) PN

(1)	Includes 4,000,000 shares of Class A Common Stock underlying call options that are currently exercisable or become exercisable within 60 days.
(2)	Based on 84,829,084 shares of Class A Common Stock of the issuer outstanding as of October 28, 2014, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 that was filed by the issuer with the Securities and Exchange Commission on November 4, 2014.

CUSIP No. 80874P109

1.	Names of reporting persons. Mark Cohen
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 7,000,000 (1)
	7.	Sole dispositive power 0
	8.	Shared dispositive power 7,000,000 (1)
9.	Aggregate amount beneficially owned by each reporting person 7,000,000 (1)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 7.9% (1) (2)
12.	Type of reporting person (see instructions) IN, HC

(1)	Includes 4,000,000 shares of Class A Common Stock underlying call options that are currently exercisable or become exercisable within 60 days.
(2)	Based on 84,829,084 shares of Class A Common Stock of the issuer outstanding as of October 28, 2014, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 that was filed by the issuer with the Securities and Exchange Commission on November 4, 2014.

Item 1.

(a)	Name of Issuer

SCIENTIFIC GAMES CORPORATION

(b)	Address of Issuer’s Principal Executive Offices

750 Lexington Avenue, New York, New York 10022

Item 2.

(a)	Name of Person Filing

This statement is jointly filed by and on behalf of each of Stone House Capital Management, LLC (“Stone House”), SH Capital Partners, L.P. (“Partners”) and Mark Cohen. Partners is the record and direct beneficial owner of the securities covered by this statement. Stone House Capital Management, LLC is the general partner and investment manager of, and may be deemed to beneficially own securities owned by, Partners. Mr. Cohen is the managing member of, and may be deemed to beneficially own securities owned by, Stone House.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office of each of the reporting persons is c/o Stone House Capital Management, LLC, 950 Third Avenue, 17th Floor, New York, NY 10022.

(c)	Citizenship

See Item 4 on the cover page(s) hereto.

(d)	Title of Class of Securities

Class A Common Stock

(e)	CUSIP Number

80874P109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐	A broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	A bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)	Amount beneficially owned: See Item 9 on the cover page(s) hereto.

(b)	Percent of class: See Item 11 on the cover page(s) hereto.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.

(ii)	Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.

Item 5.	Ownership of 5% or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than 5% on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 5, 2015	STONE HOUSE CAPITAL MANAGEMENT, LLC

		By:	/s/ Mark Cohen
		Name:	Mark Cohen
		Title:	Managing Member

SH CAPITAL PARTNERS, L.P.

		By:	Stone House Capital Management, LLC
		Its:	General Partner

		By:	/s/ Mark Cohen
		Name:	Mark Cohen
		Title:	Managing Member

Mark Cohen

/s/ Mark Cohen

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (filed herewith)

EXHIBIT 99.1

JOINT FILING AGREEMENT

February 5, 2015

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder, each party hereto hereby agrees to the joint filing, on behalf of each of them, of any filing required by such party under Section 13 or Section 16 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with the Securities and Exchange Commission (and, if such security is registered on a national securities exchange, also with the exchange), and further agrees to the filing, furnishing, and/or incorporation by reference of this agreement as an exhibit thereto. This agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party.

IN WITNESS WHEREOF, each party hereto, being duly authorized, has caused this agreement to be executed and effective as of the date first written above.

Date: February 5, 2015	STONE HOUSE CAPITAL MANAGEMENT, LLC

	By:	/s/ Mark Cohen
	Name:	Mark Cohen
	Title:	Managing Member

SH CAPITAL PARTNERS, L.P.

	By:	Stone House Capital Management, LLC
	Its:	General Partner

	By:	/s/ Mark Cohen
	Name:	Mark Cohen
	Title:	Managing Member

Mark Cohen

/s/ Mark Cohen